Niveau Brands, Inc. (dba "Smart Energy")

Financial Statements

For the Period from Inception (July 17, 2015) through December 31, 2015

Niveau Brands, Inc.
(dba "Smart Energy")
Financial Statements for the Period from Inception (July 17, 2015) through December 31, 2015
_____

Table of Contents

Niveau Brands, Inc.
(dba "Smart Energy")
Financial Statements for the Period from Inception (July 17, 2015) through December 31, 2015

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Balance Sheet
(in USD)

		Dec 31, 2015
Assets		
Current assets		
Cash	$	3,083
Inventory		3,221
Total current assets		6,304
Other noncurrent assets		-
Total assets	$	6,304
Liabilities and Shareholders' Equity		
Accrued liabilities	$	2,392
Note payable		2,000
Common stock		
No par value; 1,500 shares authorized; 1,500 shares		
issued and outstanding as of Dec 31, 2015		25
Retained earnings		1,887
Shareholders' equity		1,912
Total Liabilities and Shareholders' Equity	$	6,304

Niveau Brands, Inc.
(dba "Smart Energy")
Financial Statements for the Period from Inception (July 17, 2015) through December 31, 2015
_____

Income Statement
(in USD)

	Period from Inception (Jul 17, 2015) through Dec 31, 2015
Revenues	$ 5,763
Cost of revenues	2,911
Gross profit	2,852
Operating expenses	
Sales & marketing expenses	638
General & administrative expenses	327
Total operating expenses	965
Operating income	1,887
Tax benefit (expense)	-
Net income	$ 1,887

Niveau Brands, Inc.
(dba "Smart Energy")
Financial Statements for the Period from Inception (July 17, 2015) through December 31, 2015
_____

Statement of Shareholders' Equity
Period from Inception (July 17, 2015) through December 31, 2015
(in USD)

	Common Stock		Retained Earnings	Total Shareholders' Equity
	Shares	Amount		
Balances - July 16, 2015	-	$ -	$ -	$ -
Issuance of Common Stock	1,500	25	-	25
Net income	-	-	1,887	1,887
Balances - December 31, 2015	1,500	$ 25	$ 1,887	$ 1,912

Niveau Brands, Inc.
(dba "Smart Energy")
Financial Statements for the Period from Inception (July 17, 2015) through December 31, 2015
_____

Statement of Cash Flows
(in USD)

	Period from Inception (Jul 17, 2015) through Dec 31, 2015
Cash Flows from Operations	
Net income (loss)	$ 1,887
Changes in assets and liabilities	
Other assets	(3,221)
Accrued liabilities	2,392
Total Cash Flows from Operations	1,058
Cash Flows from Investments	
Purchase of assets	-
Total Cash Flows from Investments	-
Cash Flows from Financing	
Issuance of Common Stock	25
Issuance of note payable	2,000
Total Cash Flows from Financing	2,025
Total Cash Flows	3,083
Beginning Cash Balance	-
Ending Cash Balance	$ 3,083

Niveau Brands, Inc.
(dba "Smart Energy")
Financial Statements for the Period from Inception (July 17, 2015) through December 31, 2015
_____

Note 1 – Company

Niveau Brands, Inc. ("Niveau Brands", "Smart Energy", or the "Company"), was incorporated as a Nevada corporation on July 17, 2015.   The Company's headquarters are in Oakland, California.

Niveau Brands is seeking to revolutionize the energy drink market by offering energy drinks that contain no calories, no sugar and no artificial sweeteners. In contrast, Niveau Brands drinks contain green tea, B vitamins, stevia extract and natural herbs.

Note 2 – Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Inventory

Inventory balances are stated at the lower of cost or market value.

Concentration of Risk

The Company relies on one supplier (the "Supplier") to manufacture its products which it sells to customers. A disruption in this supply channel could have a material adverse effect on the Company's business.

Note 3 – Cash

The Company's cash is held in a large, widely recognized bank which is insured by the FDIC and which management considers financially stable. The Company's cash balance was approximately $3,000 at December 31, 2015.

Note 4 – Inventory

The Company's inventory balance at December 31, 2015 was approximately $3,000, consisting of approximately $1,000 of raw materials (packaging and ingredients) and approximately $2,000 of finished goods products ready to be shipped to customers.

Note 5 – Accrued Liabilities

Accrued liabilities of approximately $2,000 at December 31, 2015 represent amounts owed to the Supplier for inventory.

Note 6 – Note Payable

The note payable of $2,000 at December 31, 2015 represents the amount owed by the Company for an outstanding loan. The loan was extended to the Company from an individual and bears no interest.